

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 16, 2007

Via Fax (203) 422-4435 and U.S. Mail

Robert McGinnis
President
Financial Asset Securities Corp.
600 Steamboat Road
Greenwich, CT 06830

Re: Fremont Home Loan Trust 2006-2
Form 10-K/A for the fiscal year ended December 31, 2006
Filed June 7, 2007
File no. 333-130961-02

Dear Mr. McGinnis,

We have reviewed your response to our letter dated September 18, 2007 and have the following additional comment.

Form 10-K

Exhibits 35(a), (b), and (c)

1. While we note your response to prior comment 3, please revise the compliance statements to specify that the assessments apply to the required "reporting period."

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        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3313 with any questions.

Sincerely,

Rolaine S. Bancroft
Attorney Advisor